SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. __)*

SAEXPLORATION HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

78636X 105
(CUSIP Number)

Eric S. Rosenfeld 777 Third Avenue, 37th Floor New York, New York 10017 (212) 319-7676
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78636X 105	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Eric S. Rosenfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (see instructions) (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [_] PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,014,912
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,107,286
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,107,286
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [_] CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 78636X 105	SCHEDULE 13D	Page3 of 9 Pages

This Schedule 13D is filed by Eric S. Rosenfeld (“Rosenfeld”) with respect to ownership of the common stock, par value $0.0001 per share (“Common Stock”), of SAExploration Holdings, Inc. (formerly known as Trio Merger Corp.), a Delaware corporation (the “Issuer”).

As disclosed in the Issuer’s Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on December 11, 2012 and May 28, 2013, the Issuer entered into an Agreement and Plan of Reorganization, dated as of December 10, 2012, as amended by a First Amendment to Agreement and Plan of Reorganization dated as of May 23, 2013 (together, the “Merger Agreement”), with Trio Merger Sub, Inc. (“Merger Sub”), the entity formerly known as SAExploration Holdings, Inc. (“Former SAE”) and CLCH, LLC (“CLCH”), which contemplated Former SAE merging with and into Merger Sub with Merger Sub surviving as a wholly-owned subsidiary of the Registrant (the “Merger”). As disclosed in the Issuer’s Current Report on Form 8-K filed with the Commission on June 27, 2013, the Registrant held a special meeting in lieu of annual meeting of stockholders on June 21, 2013, at which the stockholders, among other items of business, considered and adopted the Merger Agreement and the Merger. As disclosed in the Issuer’s Current Report on Form 8-K filed with the Commission on June 28, 2013, the parties consummated the Merger on June 24, 2013.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 13,402,664 shares of Common Stock deemed outstanding as of June 24, 2013, immediately after the closing of the Merger.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 3333 8th Street SE, 3rd floor, Calgary Alberta, T2G 3A4.

Item 2. Identity and Background.

The name of the reporting person is Eric S. Rosenfeld. Rosenfeld’s business address is 777 Third Avenue, 37th Floor, New York, New York 10017. Rosenfeld has been a member of the Issuer’s board of directors since the Issuer’s inception and was chairman and chief executive officer of the Issuer from its inception until the closing of the Merger on June 24, 2013.

Rosenfeld has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Rosenfeld has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Rosenfeld is a citizen of the United States.

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Item 3. Sources of Funds.

In February 2011, in connection with its formation, the Issuer’s initial stockholders, including Rosenfeld, purchased an aggregate of 1,437,500 shares (including the shares issued with respect thereto in connection with the stock dividend described below, the “Initial Shares”) of Common Stock from the Issuer for $25,000 in cash. Rosenfeld purchased 910,312 of the Initial Shares for an aggregate of $15,831.52, or a purchase price of approximately $0.02 per Initial Share. Rosenfeld used his personal funds for the purchase of the Initial Shares. On June 21, 2011, the Issuer effected a stock dividend of 0.2 shares for each outstanding share of Common Stock, resulting in Rosenfeld owning 1,092,374 Initial Shares.

On June 24, 2011, in a private placement conducted simultaneously with the consummation of its initial public offering, the Issuer’s initial stockholders, including Rosenfeld, purchased 6,500,000 warrants (the “Insider Warrants”) from the Issuer, for an aggregate of $3,250,000 in cash. Rosenfeld purchased 2,314,912 of the Insider Warrants for an aggregate of $1,157,456, or a purchase price of $0.50 per Insider Warrant. Each Insider Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $12.00 per share. The Insider Warrants became exercisable upon the completion of the Merger and expire on June 24, 2016. The Insider Warrants are identical to the warrants underlying the units sold in the Issuer’s initial public offering, as described in the Issuer’s proxy statement/information statement dated May 31, 2013, except that they are exercisable for cash or on a cashless basis, at the holders’ option, and are not redeemable by the Issuer, in each case so long as such warrants are held by the initial purchasers or their affiliates. Rosenfeld used his personal funds for the purchase of the Insider Warrants.

On each of April 25, 2012, September 26, 2012 and November 21, 2012, Rosenfeld loaned the Issuer $100,000 and, on each of March 7, 2013 and June 4, 2013, Crescendo Advisors II, LLC, an affiliate of Mr. Rosenfeld, loaned the Issuer an additional $100,000, for an aggregate of $500,000 in loans. The loans are evidenced by convertible promissory notes (“Notes”) issued by the Issuer. The Notes are non interest bearing and are payable on August 23, 2013. The principal balance of the Notes may be converted, at Mr. Rosenfeld’s option, to warrants (the “Note Warrants”) at a price of $0.50 per Note Warrant, subject to the effectiveness of stockholder approval of such conversion, which was obtained on June 24, 2013 and is expected to be effective prior to commencement of the Warrant Exchange (as defined below). The Note Warrants will be identical to the Insider Warrants. Rosenfeld used his personal funds for the loans made by him and Crescendo Advisors II, LLC used its working capital for the loans made by it. On June 21, 2013, Crescendo Advisors II, LLC transferred the $200,000 in Notes held by it for no consideration.

On May 28, 2013, Rosenfeld purchased 100,000 shares of the Issuer’s Common Stock in an open market transaction for an aggregate of $1,007,000, or a purchase price of $10.07 per share. Rosenfeld used his personal funds for the purchase of the shares.

CUSIP No. 78636X 105	SCHEDULE 13D	Page 5 of 9 Pages

Item 4. Purpose of Transaction.

Rosenfeld acquired the shares of Common Stock described in this Schedule 13D for investment purposes. Rosenfeld may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions. Rosenfeld holds 2,314,912 Insider Warrants, each to purchase one share of Common Stock, which are currently exercisable. Rosenfeld also holds $300,000 of the Notes, which are currently convertible, subject to the effectiveness of stockholder approval of such conversion as described under Item 3 above, into 600,000 Note Warrants.

In connection with the execution of the Merger Agreement, the Issuer has agreed to use its reasonable best efforts to commence and consummate an offer to the holders of its warrants, including the Insider Warrants, providing them the right to exchange their warrants for shares of Common Stock, at a ratio of ten warrants for one share of Common Stock (the “Warrant Exchange”). The Issuer intends to complete the Warrant Exchange as soon as practicable. In connection with the execution of the Merger Agreement, Rosenfeld agreed to participate in the Warrant Exchange with respect to the 2,314,912 Insider Warrants then held by him, as described under Item 6 below. Rosenfeld also intends to participate in the Warrant Exchange with respect to the 600,000 Note Warrants underlying the Notes held by him.

At the date of this Schedule 13D, except as set forth in this Schedule 13D, and except as is consistent with Rosenfeld’s position as a member of the board of directors of the Issuer, Rosenfeld has no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

CUSIP No. 78636X 105	SCHEDULE 13D	Page 6 of 9 Pages

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

Rosenfeld is the beneficial owner of 4,107,286 shares of Common Stock, or 25.2% of the Issuer’s outstanding Common Stock. Such shares consist of (i) 1,192,374 shares held directly by him, (ii) 2,314,912 shares issuable upon the exercise of Insider Warrants held directly by him that are currently exercisable, and (iii) 600,000 shares underlying the Note Warrants issuable upon conversion of the $300,000 of Notes held directly by him that are currently convertible, subject to the effectiveness of stockholder approval of such conversion as described under Item 3 above. Rosenfeld granted to CLCH an irrevocable proxy to vote 1,092,374 of the shares of Common Stock held directly by him, as described under Item 6 below, but retains sole dispositive power over such shares. Rosenfeld has sole voting and dispositive power over the remaining shares of Common Stock described in this Schedule 13D.

Rosenfeld and CLCH do not constitute a “group” as such term is defined in Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, by virtue of the irrevocable proxy or otherwise. Rosenfeld disclaims beneficial ownership of any shares of Common Stock beneficially owned by CLCH.

In the past 60 days, Rosenfeld effected the transactions described under Item 3 above and such transactions are incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described under Item 3 above, on June 24, 2011, Rosenfeld purchased 2,314,912 Insider Warrants. The terms of the Insider Warrants are described under Item 3 above, which description is incorporated herein by reference.

In connection with the initial public offering, the holders of the Initial Shares, including Rosenfeld, entered into an escrow agreement (the “Escrow Agreement”) pursuant to which the Initial Shares are held in escrow and may not be transferred (subject to limited exceptions) until twelve months after the Merger or earlier if, subsequent to the Merger, the Issuer consummates a subsequent liquidation, merger, share exchange or other similar transaction which results in all of its stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

CUSIP No. 78636X 105	SCHEDULE 13D	Page 7 of 9 Pages

Rosenfeld is entitled to registration rights pursuant to a registration rights agreement (the “Registration Rights Agreement”) entered into in connection with the Issuer’s initial public offering. The Registration Rights Agreement covers the Initial Shares, the Insider Warrants, the Note Warrants and the warrants sold by the Issuer simultaneously with the consummation of its initial public offering to the underwriters of the offering (and all underlying securities). Pursuant to the Registration Rights Agreement, the holders of a majority of these securities are entitled to make up to two demands that the Issuer register such securities. The holders of the majority of the Initial Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of Common Stock are to be released from escrow. The holders of a majority of the Insider Warrants, Note Warrants and Underwriter Warrants (or underlying securities) can elect to exercise these registration rights at any time. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed in the future. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

As described under Item 3 above, on each of April 25, 2012, September 26, 2012 and November 21, 2012, Rosenfeld loaned the Issuer $100,000, for an aggregate in $300,000 in loans. The loans are evidenced by the Notes, as described under Item 3 above, which description is incorporated herein by reference.

In connection with the signing of the Merger Agreement, certain of the holders of the Insider Warrants, including Rosenfeld, entered into an agreement (the “Consent/Exchange Agreement”) with the Issuer pursuant to which they consented to an amendment to the Issuer’s warrants and agreed to participate in the Warrant Exchange, as described under Item 4 above, with respect to the warrants then held by them. The amendment, which increased the exercise price of the Issuer’s warrants to $12.00 per share and increased the redemption price of such warrants to $15.00 per share, became effective upon the completion of the Merger.

In connection with the closing of the Merger, certain of the holders of the Initial Shares, including Rosenfeld, entered into an agreement (the “Voting Proxy Agreement”) to grant to CLCH at the closing of the Merger an irrevocable proxy and power of attorney to vote a number of Initial Shares to be mutually determined by the parties in order to attempt to provide Jeff Hastings and Brian Beatty collectively with control over at least 51% of the Common Stock after the closing of the Merger. Each such holder of the Initial Shares agreed to grant additional irrevocable proxies to vote the shares of Common Stock received by them in the Warrant Exchange as necessary to reach such threshold. Furthermore, each such holder of Initial Shares agreed to grant additional irrevocable proxies to CLCH from time to time for the number of shares necessary (except as the result of any sales by the Mr. Hastings or Mr. Beatty) to reach or maintain the 51% threshold. At the closing of the Merger, pursuant to the Voting Proxy Agreement, Rosenfeld granted CLCH a proxy to vote 1,092,374 Initial Shares.

The foregoing summaries of the Insider Warrants, Escrow Agreement, Registration Rights Agreement, Notes, Consent/Exchange Agreement and Voting Proxy Agreement are qualified in their entirety by reference to the text of the agreements, which are attached as exhibits hereto and are incorporated herein by reference.

CUSIP No. 78636X 105	SCHEDULE 13D	Page 8 of 9 Pages

Item 7. Material to be filed as Exhibits.

99.1	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (incorporated by reference from the Issuer’s Registration Statement on Form S-1/A filed on April 28, 2011).

99.2	Form of Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Stockholders (incorporated by reference from the Issuer’s Registration Statement on Form S-1/A filed on April 28, 2011).

99.3	Form of Registration Rights Agreement among the Registrant and the Initial Stockholders and EarlyBirdCapital, Inc. (incorporated by reference from the Issuer’s Registration Statement on Form S-1/A filed on April 28, 2011).

99.4	Form of Amended and Restated Convertible Promissory Notes issued to Eric S. Rosenfeld (incorporated by reference from the Issuer’s Current Report on Form 8-K filed on June 28, 2013).

99.5	Form of Warrant Consent/Exchange Agreements (incorporated by reference from the Issuer’s Current Report on Form 8-K filed on December 11, 2012).

99.6	Form of Founding Stockholder Irrevocable Proxy Agreement (incorporated by reference from the Issuer’s Current Report on Form 8-K filed on December 11, 2012).

CUSIP No. 78636X 105	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 5, 2013

/s/ Eric S. Rosenfeld
Eric S. Rosenfeld